L'OREAL

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92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

04 FEB 20 AM 7:21

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To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	6 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	20th February 2004
Subject :	News Release	**CC :**	

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

SUPPL

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dw 2/20

L'ORÉAL

NEWS RELEASE

Clichy, Friday, February 20th 2004– 8:55am

Strong increase in 2003 net operational profit*: +13.5%
Growth in proposed dividend: +14.1%
Net income: +16.7%

News release

Strong like-for-like sales growth: +7.1%

Improved profitability in all geographic zones

Careful management of central costs

Positive contribution from currency hedging policy

The Board of Directors of L'Oréal met on Thursday, February 19th 2004 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors closed the group's consolidated financial statements and the financial statements of the L'Oréal parent company for the 2003 fiscal year.

At the end of the Board meeting, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, made the following statement: «The success of new products, the international breakthroughs made by our brands and our spectacular progress in the emerging markets have enabled L'Oréal to achieve another year of strong sales growth. This momentum, combined with the tight control of costs, led to an important improvement in profitability, despite an exceptionally unfavourable economic and monetary environment.

These achievements, together with the high potential of the cosmetics market, and the growing exposure of the group to new markets, confirm our confidence in our business model.

As we clarify our mission and our shareholding structure, we wish to reassert our ambition and our passion for our profession».

L'ORÉAL

Business model confirmed despite highly unfavourable monetary environment

Consolidated sales amounted to € 14 billion. Compared with 2002, sales growth was +7.1% like-for-like and -1.8% based on published figures.

Currency fluctuations had an impact of –9% on 2003 consolidated sales. Despite this highly unfavourable factor for published sales, the subsidiaries, operating in the countries whose currencies were most affected, managed to outperform their markets through commercial responsiveness and manufacturing efficiency.

As the consolidated sales clearly outpaced the trend in worldwide consumer spending on cosmetics in 2003, the group made substantial market share gains in the countries in which it operates.

Backed up by innovations developed by L'Oréal research and by their successful product launches, the group's brands managed to make progress in all distribution channels.
The robustness of the group's business model was demonstrated by the improved positions in the key business segments and by the fact that net operational profit grew faster than sales.

Net operational profit after minority interests, which forms the basis for calculating earnings per share, amounted to € 1,653 million, up by +13.5%.

Margin improvements continue

Adjusted operating profit(1) increased by +6.7% to € 1,964 million, representing 14% of consolidated sales, compared with 12.9% in 2002.

The ongoing improvement in margins across all the markets reflects the successful global development of the core brands, and the continuing control of manufacturing and administrative costs.

	Consolidated group Adjusted operating profit (1) by branch	
	At December 31st 2003	As % of sales
Cosmetics	**€ 1,900 m**	**13.9%**
Dermatology (2)	**€ 55 m**	**17.8%**
Consolidated total	**€ 1,964 m**	**14.0%**

(1) Operating profit including exchange gains and losses.
(2) Group share, i.e. 50%.

L'ORÉAL

	Cosmetics branch Adjusted operating profit (1) by geographic zone (as % of sales)	
	2002	2003
Western Europe	14.2%	14.8%
North America	12.7%	12.9%
Rest of the World	9.5%	10.2%
Total for zones	12.8%	13.4%
Non allocated (3)	-0.1%	+0.5%
Cosmetics total	12.7%	13.9%

(3) This figure is the balance of central expenses and central revenue that cannot be directly attributed to a particular zone.

Financial charge reduced

Thanks to the combination of a decline in group debt and lower interest rates, net financial expense (excluding exchange gains and losses) amounted to € 94 million compared with € 142 million in 2002.

The cash and cash equivalents generated in 2003 enabled a further reduction in debt. The ratio of net financial debt to equity has fallen from 4.8% at the end of 2002 to –5.4% at the end of 2003.

Net operational profit(*) grows by +13.5%

As a result, the pre-tax profit of the fully consolidated companies grew by +10.1% to € 1,870 million.

The net operational profit of the fully consolidated companies was € 1,241 million, up by +11.0%.

The group share of the net operational profit of equity affiliates amounted to € 420 million, up by +21.6%. This reflects the contribution of Sanofi-Synthélabo, which again achieved strong earnings growth.

Another strong dividend increase

The dividend proposed by the Board of Directors to the Annual General Meeting of Shareholders will be € 0.73 per share, up by +14.1%. Its payment date will be Friday, May 14th 2004.

L'ORÉAL

Group's main annual indicators	At December 31st 2002	At December 31st 2003	Growth
	€ millions		
Consolidated sales	14,288	14,029	-1.8%
Operating profit	1,778	1,819	+2.3%
Adjusted operating profit (1)	1,841	1,964	+6.7%
Pre-tax profit of fully consolidated companies	1,698	1,870	+10.1%
Net operational profit of fully consolidated companies	1,119	1,241	+11.0%
Share of net operational profit of equity affiliates	345	420	+21.6%
Net operational profit*	**1,456**	**1,653**	**+13.5%**
Net earnings per share (4) (in euros)	2.15	2.45	+13.5%
Dividend (5) (in euro)	**0.64**	**0.73**	**+14.1%**
Net income (€ millions)	1,285	1,499	+16.7%

(4) Net profit before provisions for treasury shares, capital gains and losses on fixed assets, restructuring costs and amortisation of goodwill, after minority interests.
(5) Proposed to the Annual General Meeting of Shareholders on April 29th 2004.

** "Net operational profit" consists of the profit after tax of the fully consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, for many years, been adopted by L'Oréal, without any change as the basis for calculating net earnings per share. This measure has also been adopted by the vast majority of financial observers.*

Net income after minority interests amounted to € 1,491 million. The difference between net operational profit and net income is mainly the result of provisions for treasury shares, which amounted to € 89 million, and amortisation of goodwill (€ 49 million), together with various restructuring costs and capital gains or losses.

Furthermore, the Board of Directors approved the terms of the merger and absorption of Gesparal by L'Oréal announced on February 3rd 2004. The General Meeting of Shareholders will be held on the morning of Thursday, April 29th 2004 at the Carrousel du Louvre in Paris. The legal conditions and practical information for admission to the General Meeting will be specified at a later date.

L'ORÉAL

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax : +33.1.47.56.80.02

Journalists
Mr. Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, or the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call the phone number: +33.1.58.13.51.36.

Highlights of the annual presentation of the 2003 financial results will be broadcast live online on the site www.loreal-finance.com on Friday, February 20th 2004 from around 10:15 a.m.; the recorded highlights will be available online from around 4 p.m.